
Mail Stop 3561

February 5, 2018

Turid M. Sorensen
Chief Financial Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

      Re: **Nordic American Tankers Limited**
                Form 20-F for Fiscal Year Ended December 31, 2016
                Filed May 1, 2017
                File No. 001-13944

Dear Mr. Sorensen:

We have reviewed your January 19, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2017 letter.

Form 20-F for Fiscal Year Ended December 31, 2016

H. — Critical Accounting Policies, page 39

<u>Goodwill, page 43</u>

We reviewed your response to prior comment 5 and have the following comments/inquiries regarding your goodwill impairment model:

- Tell us how your TCE calculations translate into future cash flow projections.
- Tell us how many (annual) time periods are used for the discrete cash flow periods leading up to the terminal value.
- Tell us all of the assumptions used in your terminal value estimate (i.e. constant return on capital, constant growth rate and constant return on new investment capital).
- In estimating the WACC, tell us whether or not you considered adding a control premium when compiling the various factors included in the WACC calculation (e.g., cost of debt, market risk premium, unsystematic risk premium, beta, et al).

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickle at (202) 551-3324 or John D. Brown at (202) 551-3859 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure